SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. _______)*

DINAMO CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

25442U106

(CUSIP Number)

Dinamo Corp.

700 N. Valley Street, Suite B#14917

Anaheim, CA 92801

 (516) 887-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25442U106	13D	Page 2 of 7

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhufeng Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,600,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,600,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 25442U106	13D	Page 3 of 7

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Qingran Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 679,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 679,500
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 25442U106	13D	Page 4 of 7

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dinamo Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 700 N. Valley Street, Suite B#14917, Anaheim, CA 92801.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Zhufeng Wang (“Wang”) and Qingran Yang (“Yang”, and together with Wang, the “Reporting Persons”).

(b) The business address for Wang is 700 N. Street, Suite B#14917, Anaheim, CA 92801. The business address for Yang is 9 Hong Tai Lu, Wulong Xian, Chongqing Shi, China.

(c) Wang’s principal occupation is founder and Chairman of the Chongqing Wuling Delicacies Group], with an address at #2 Hong Jin Street, Chamber of Commerce Building 10th Floor. Yubei District. Chongqing China. Yang’s principal occupation is Planning Supervisor, with an address at 9 Hong Tai Lu, Wulong Xian, Chongqing Shi, China.

(d) During the last five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On October 20, 2014, Wang purchased 3,600,000 shares and Yang purchased 679,500 shares of Common Stock from Jolanta Gajdzis (“Gajdzis”) for $207,025 and $39,000, respectively. The shares represent 63.7% and 12% of the issued and outstanding shares of the Issuer on a fully diluted basis, respectively. The transaction was in accordance with the terms and provisions of a stock purchase agreement entered into on October 20, 2014 between the Issuer, the Reporting Persons, De Hou Wang and Gajdzis. The shares were purchased with personal funds.

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Persons were acquired in order to gain control of the Company. On October 20, 2014, in connection with the closing of the purchase of the shares described in Item 3 above, Gajdzis resigned as the sole officer and director of the Issuer and Wang was appointed President, Chief Executive Office, Chief Financial Officer, Secretary and a director of the Issuer. The Reporting Persons presently do not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein and except that the Reporting Persons may endeavor to increase their position in the Issuer and take such actions with respect to their investment in the Issuer as they deem appropriate.

CUSIP No. 25442U106	13D	Page 5 of 7

Item 5. Interest in Securities of the Issuer.

(a) As of October 20, 2014, the Wang is deemed the beneficial owner of 3,600,000 shares of Common Stock representing 63.7 % of the Issuer’s outstanding Common Stock and Yang is deemed the beneficial owner of 679,500 shares of Common Stock representing 12 % of the Issuer’s outstanding Common Stock, The foregoing percentage is based upon 5,650,000 shares of Common Stock outstanding as of September 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2014, as filed with the Securities and Exchange Commission on September 16, 2014.

(b) Wang has the sole power to vote or to direct the vote of 3,600,000 shares and to dispose of or to direct the disposition of 3,600,000 shares of Common Stock. Yang has the sole power to vote or to direct the vote of 679,500 shares and to dispose of or to direct the disposition of 679,500 shares of Common Stock.

(c) Other than the purchase described in Item 3 above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock that are held by the Reporting Person reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among Wang and Yang, dated December 3, 2014

Exhibit 2

Stock Purchase Agreement, dated October 20, 2014 among Gajdzis, the Reporting Persons, De Hou Wang and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 21, 2014)

CUSIP No. 25442U106	13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014

/s/ Zhufeng Wang
Zhufeng Wang

/s/ Qingran Yang
Qingran Yang

CUSIP No. 25442U106	13D	Page 7 of 7

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, dated October 20, 2014 (including amendments thereto) with respect to the common stock of Dinamo Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 3, 2014

/s/ Zhufeng Wang
Zhufeng Wang

/s/ Qingran Yang
Qingran Yang